SUMMARY REPORT
FOR THE CELT PROPERTY
EUREKA COUNTY, NEVADA

Prepared for

White Knight Resources Ltd.
922 – 510 Hastings St. W.
Vancouver, B.C. V6B1L8

Prepared by
Ken Brook, RPG
Desert Ventures, Inc.
2305 Pleasure Dr.
Reno, Nevada 89509

September 23, 2005

TABLE OF CONTENTS

LIST OF FIGURES

LIST OF TABLES

APPENDICES

1.0   SUMMARY

1.1   Location

The Celt property is located on the Battle Mountain-Eureka mineral belt in Eureka County, Nevada on the west flank of the Roberts Mountains. The property comprises seven blocks of unpatented, lode claims which form a contiguous block of 608 claims in Township 23 North, Range 49 East, and sections 18 and 19 in Township 23 North, Range 50 East MDBM.   The claims cover an area of approximately 12,160 acres (19 square miles).

1.2   Ownership

White Knight Gold (U.S.) Inc., a subsidiary of White Knight Resources Ltd., holds a 100% interest in the claims by locating the claims and by the payment of an initial recording fee of $135 per claim to the BLM and $35.50 per claim to Eureka County. An annual filing of a "Notice of Intent to Hold" along with payment of $125 to the BLM and $8.50 to Eureka County must be made for each claim to keep the claims in good standing. The claims are currently valid until September 1, 2006.

1.3   Geology

The project area is characterized by northerly-trending mountain ranges separated by wide, alluvial-filled valleys. The Roberts Mountains contain folded and faulted Paleozoic rocks, which are locally capped by Tertiary volcanic flows. During the Late-Devonian to Early-Mississippian Antler orogeny, deep water, siliciclastic and submarine volcanic rocks were thrust eastward along the Roberts Mountain thrust onto the time-equivalent, carbonate, shelf-facies rocks. Upper-plate rocks are primarily cherts and shales of the Ordovician Vinini Formation The lower-plate, carbonate units consist of the Silurian Lone Mountain Formation overlain by the Devonian McColley Canyon Formation, Denay Limestone, and Devils Gate Formation. In some locations, lower-plate carbonate rocks rest in fault contact upon the Vinini.

1.4   Mineralization

Soil samples have been collected over most of the property, and several areas of mildly anomalous gold values have been generated. Rock chip samples taken from brecciated, silicified upper-plate rocks, and in jasperoids developed in lower-plate rocks contain gold values over 3ppm.

1.5   Exploration Concept

The geological, geochemical and geophysical databases for the property suggest conditions on the property are permissive for the existence of Carlin-style gold deposits in the lower-plate rocks. These rocks may be covered by unmineralized upper-plate rocks, and alluvium.   This concept of covered mineralization is the basis for WKR's exploration of the property, and their efforts to discover a covered, Carlin-style gold deposit are based on the following:

- The existence of structurally controlled, Carlin-style gold deposits in carbonate
- rocks in areas adjacent to the property; Gold Bar immediately southwest of the property and Tonkin Springs six miles north of the property.
- Geological and geophysical evidence indicating that similar structures and potential host rocks occur on the property;
- Geochemical evidence for anomalous gold values along the range-front fault zone

1.6 Status of Exploration

To date, WKR has obtained detailed magnetic data, completed a gravity survey, reinterpreted CSAMT data and has compiled these data into a geophysical-geological model for the property.

1.7 Conclusions and Recommendations

Sufficient geophysical surveys have been conducted on the property to outline what appear to be structural horsts of higher density rock occurring beneath alluvial cover in the west and possibly under the Vinini Formation in the eastern portion of the property. The horsts are bound by structures of the Battle Mountain-Eureka mineral belt, which are viewed as potential channelways for gold-bearing hydrothermal solutions. Previous drilling on the property has been wide-spaced and often not deep enough to reach the favorable carbonate rocks, leaving many targets untested. Sufficient work has been done to warrant an exploration program with an estimated cost of $416,168.

2.0 INTRODUCTION AND TERMS OF REFERENCE

The following report was commissioned by White Knight Resources Ltd. (WKR), a TSXV listed company, the Issuer. The purpose of the report is to summarize the geology and mineralization of the Celt property, Eureka County, Nevada, to evaluate the exploration potential of the prospect and to make recommendations for future work. Desert Ventures, Inc. was retained to complete the report for WKR in a form consistent with Canadian National Instrument 43-101. The Author is a "Qualified Person" within the meaning of National Instrument 43-101.

This report is based on the summary review of published and unpublished reports, maps and data listed in the Reference section of this report, and the Author's personal examination of the property on September 23, 2005. All monetary figures are given in U.S. dollars ($), and technical information on the property is generally given in Imperial units of measure commonly used in the United States such as miles, feet, ounces per short ton, etc. Useful conversions are listed below:
- 1 foot (12 inches) = 0.30 meter
- 1 mile (5,280 feet) = 1.60 kilometers
- 1 square mile = 640 acres = 2.59 square kilometers = 259 hectares
- 1 ton = 2,000 pounds = 0.907 tonne
- 1 oz/ton = 34.286 parts per million (ppm) or grams/tonne
- 1 ppm = 1,000 parts per billion (ppb)

3.0 DISCLAIMER

This report has been prepared using public and private documents provided to the Author, which are listed in the References section of this report. All interpretations and conclusions are based on the Author's research as well as a personal examination of the property on September 23, 2005. The Author has used reasonable care in preparing this report; however he cannot guarantee the completeness or accuracy of all of the supporting data and documentation, which were prepared or supplied by third parties. The Author believes there is a reasonable basis to rely on the project data, which were generated by recognized mining companies and assay labs. The Author did not attempt to verify the thousands of individual assays which comprise the project geochemistry data base supplied for the project, because the original sample material is no longer available. He did conduct a limited amount of sampling in the Meadow Creek area for comparison with the supplied assay data. The Author is not an expert in land, legal, or environmental issues and has relied on the professional opinion of others in these fields. The Author has specifically relied on the geophysical data and interpretations provided by Hans Rasmussen, the Chief Geophysicist of White Knight Gold (U.S.) Inc., (WKG), a wholly-owned subsidiary of WKR. No verification of the property title was done in conjunction with this evaluation.

4.0 PROPERTY DESCRIPTION AND LOCATION

The Celt property is located in Eureka County, Nevada on the west flank of the Roberts Mountains, and is on the Battle Mountain – Eureka mineral belt of gold deposits, Figure 1. The property comprises seven contiguous blocks of unpatented lode claims as listed below.

Claim name	Number of claims
KILT	62
CELT	70
COT	121
KEL	147
AMT	71
CSAMT	95
ASS	42
Total	608

The claims are located in Townships 22 and 23 North, Ranges 49 and 50 East, MDBM, Figure 2. The claims are on federal land administered by the Department of Interior's Bureau of Land Management (BLM). The claims cover an area of approximately 12,160 acres (19 square miles). WKR represents that the list of claims and the claim recordation data given in Appendix A at the end of this report are complete and accurate as of the date of this report.

Under the Mining Law of 1872, the locator of a claim has the right to explore, develop and mine minerals on the claim without payment of production royalties to the Federal government. A standard claim is 600 feet wide and 1,500 feet long, covers 20 acres and has each corner marked with a two-inch by two-inch wooden post. Another post located on the center line of the claim contains the Notice of Location, which describes who has located the claim along with its orientation and size. WKG holds a 100% interest in the claims by locating the claims and by the payment of an initial recording fee of $135 per claim to the BLM and $35.50 per claim to Eureka County. An annual filing of a "Notice of Intent to Hold" along with payment of $125 to the BLM and $8.50 to Eureka County must be made for each claim to keep the claims in good standing. WKR has represented the claims are currently valid until September 1, 2006. The claims do not correspond to the shape of the sections and have not been legally surveyed.

The claims comprising the Celt property have no third-party royalty or encumbrances. Should any gold production occur from the property, it would be subject to the State of Nevada Net Proceeds of Mine Tax, which is a 5% tax on the net profits from the mine's production.

On December 1, 2004, WKR and Teck Cominco American Incorporated (TCAI) entered into a Property Acquisition Agreement for the Celt property. The Agreement was amended on January 26, 2005 to include the ASS claim group. WKR has granted TCAI



OREGON   IDAHO

Humboldt   Elko

Wells

Battle Mtn. - Eureka Mineral Belt

Pershing   Battle Mtn.   Elko

I-80   Carlin

Lovelock

Washoe   Tonkin Springs Mine

Churchhill   CELT PROPERTY   White Pine   UTAH

Lander

Reno   Gold Bar Mine

Carson City   Fallon   Austin   Eureka   Ely

Lyon   I-50   I-50

Douglas

Hawthorne

Mineral   Nye

Tonopah   Pioche

Esmarelda

Goldfields   Lincoln

Beatty   ARIZONA

Clark

Las Vegas

★ CELT PROPERTY

N

100 miles

160 kilometers

White Knight Gold (USA), Inc.

Celt Property
Eureka Co., Nevada

FIGURE 1

Property Location Map

from WKR compilation

Sept. 2005 | K. Brook | 43101-1

5

the option to earn an initial 51% undivided interest in the property under the following conditions.

Cash payments:

On December 1, 2005	$ 50,000
On or before December 31, 2006	$100,000
On or before December 31, 2007	$250,000
On or before December 31, 2008	$350,000

Aggregate expenditures on the property:

On or before December 31, 2005	$ 500,000
On or before December 31, 2006	$1,250,000
On or before December 31, 2007	$2,500,000
On or before December 31, 2008	$4,000,000

Upon completion of the required cash payments and expenditures on the property, TCAI shall have earned its 51% interest in the property. At that time a Joint Venture (JV) between WKR (49%) and TCAI (51%) shall be formed for the further development of the property with TCAI as the Operator. TCAI shall have a one-time option to earn an additional 9% interest in the property by sole funding and completion of a Feasibility Study. During the term of the JV, should either party's interest in the JV fall below 10% due to non-contribution to the JV expenditures, that party's interest will be converted to a 2% Net Smelter Return Royalty.

To the Author's knowledge, there are no known, pre-existing environmental liabilities located on the property. Any exploration work, which creates surface disturbance on BLM ground is subject to BLM rules and regulations. A "Notice of Intent to Operate" (Notice) and the required reclamation bond must be filed with the BLM for surface disturbances under five acres. BLM approval of the Notice must be obtained before any surface disturbance takes place. Surface disturbances greater than five acres require a "Plan of Operation" to be filed with the BLM, and involve an in-depth environmental review of the property. TCAI has filed a Notice with the BLM in conjunction with its plan to explore the property, and the BLM has approved the Notice, NVN- 080108, and accepted a reclamation bond in the amount of $ 9,000.

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

The property is accessed from the town of Eureka, Nevada by going west on US highway 50 for 23.5 miles and turning north onto the county-maintained, gravel, Three Bars road and traveling 17.3 miles north where a two-track road goes to the right and leads into Cottonwood Canyon and the claim block, Figure 2.

The climate of the Roberts Mountains is typical of higher elevations in north-central Nevada. The area receives about 15 inches of precipitation per year, much of it in the



Explanation

—— property boundary

White Knight Gold (USA), Inc.

Celt Property
Eureka Co., Nevada

FIGURE 2

Claim Map

500 meters
1000 feet

| Sept. 2005 | K. Brook | 43-101 |

form of snow between the months of November and March and as summer thunderstorms. Temperatures are moderate with daily highs in the summer months ranging from 65° F to 85° F. Summer nights are cool, dropping to between 40° F and 50° F. Winter nights can drop to well below zero, but daytime highs usually are near or above freezing. Winter snow-pack can be several feet in the higher parts of the property, and exploration is traditionally curtailed during the winter months. Vegetation consists mostly of pinion-juniper forest with some open areas of sagebrush, rabbit brush and grasses (Leask, 2004).

The project is readily accessible by two-wheel-drive vehicles from Eureka, where food, lodging and gasoline can be obtained. Electrical transmission lines pass through the property, and water for operations could easily be developed on the property. Eureka has supplied mining personnel for many of the operations in the area such as Barrick's Archimedes mine and Atlas Minerals' Gold Bar mine. A full complement of technical support services is available in Reno 235 miles to the west.

In general, the CELT, KILT and KEL claims cover a relatively flat, alluvial-covered area, which begins at the southwest edge of the Roberts Mountains at an elevation of about 6,900 feet. The ASS, COT, CSAMT and AMT claims cover an area of rolling to steep topography with elevations ranging from 6,500 feet to 7,600 feet. The mountain range is characterized by steep northwest-trending ridges dissected by deeply incised drainages.

The current land position controlled by WKR is deemed adequate for exploration purposes. Relatively flat areas on the property are available for potential processing plants, mine dumps, leach pads, etc.

6.0   HISTORY

The property covers an area that has had some previous exploration efforts, primarily for barite and gold. There is a non-operating, small, open-pit mine on the property, which produced a small tonnage of barite from bedded deposits in the Vinini Formation. There is also a small stibnite occurrence in the area and numerous old prospect pits. Companies which have worked in the area include Nerco Minerals, American Copper & Nickel, N.L. Bariod, Atlas Precious Metals, Cordex and Barrick. Along the range-front fault between Meadow and Cottonwood Canyon, there is a sliver of lower plate rocks exposed, which has been explored by a number of pre-1985 bulldozer trenches. The trenches may have been for barite, but they also expose occasional jasperoids, which have been prospected for gold.

Atlas Precious Metals (Atlas) staked all of the western side of the Roberts Mountains in the mid-1980's in conjunction with its discovery of the Gold Bar mine. Atlas mapped the project area and conducted a soil and rock chip sampling program over most of the area. Soil samples were collected on a 500-foot by 500-foot grid. Approximately 190 rock chip samples were collected from twelve northeast-trending lines with 100-foot sample spacing. These lines were primarily on the COT claims and crossed the range-front fault.

In 1984 and 1985, Atlas drilled 47 reverse circulation (RC) holes on the property to test the soil and rock chip geochemical anomalies. The location of the 41 Atlas drill holes containing greater than 0.003 oz Au/ton over a five-foot interval is shown in Figure 3. The best intercept, 15 feet averaging 0.061 oz Au/ton, was in hole CC-1, Figure 3. A complete list of the Atlas drill holes is included in appendix B at the end of this report. In 1994 Atlas entered into a joint venture with Rayrock Mines to explore a large block of 1009 claims north of the Gold Bar mine, which included the Celt property (Eastwood 1996). Cordex, Rayrock's Nevada partner, conducted the program. Peter Chapman, a Reno consulting geologist, was retained to map the entire area at a scale of 1"=500'. Figure 4 is a geologic map of the property and is the result of Chapman's work with some additions from later work by Atlas and Barrick. Chapman's work also developed a better understanding of the upper-plate rocks, and his stratigraphic interpretation of the Vinini Formation is shown in Figure 5.

Cordex also laid out a sampling grid with 100 foot sample spacing along north-south lines spaced 500 feet apart, and collected more than 10,000 soil samples. It was mentioned to the Author by a former Atlas staff member that some of the soil samples may not have been collected properly (undersized samples from the "A" soil layer), and that assay results from those samples may be suspect (French, personal communication, 2005). The results of the Atlas and Cordex sampling programs are shown on Figure 6. The soil sampling program outlined several areas of anomalous gold (plus 25 ppb) on the COT and CSAMT claim blocks, Figure 6. Rock chip samples containing greater than 25 ppb Au are concentrated along the northwest- trending range-front fault zone.

 In the very northern part of the ASS claim block, the soil sampling outlined an area of anomalous (plus 10 ppm) antimony measuring 3,000 feet in an east-west direction and 4,000 feet in a north-south direction. In the same area, a zone of anomalous (plus 800 ppb) mercury measuring 2,000 feet in a north-south direction and 1,000 feet in an east-west direction was also found. Atlas (French, personal communication, 2005) had noted local, high-grade zones of copper oxide associated with quartz veining and jasperoids developed in outcrops of lower-plate, carbonate rocks in this area.

Cordex drilled 65 widely spaced RC holes in the JV area including 14 on the Celt property, Figure 3. There were no "significant" gold values reported by Cordex. All of the holes, which have been drilled on the property are listed in Appendix B at the end of this report.

Zonge Geosciences of Reno conducted a seven-line (26.97 line miles) CSAMT survey which identified faults, horsts and grabens, and made estimates for the depth of Paleozoic carbonate rocks, Figure 7. The survey shows the expected northwest-trending structures associated with the Battle Mountain – Eureka mineral belt and indicates a relatively shallow depth to carbonate rocks along the main range-front fault and under the upper-plate rocks in the eastern portion of the property.

In 1996 Barrick entered into a joint venture agreement with Atlas to work on an area around the Gold Bar mine which included the southern portion of the Celt property.



Explanation

● drill holes containing >5 feet @ 0.003 Au opt

CC-13 • Atlas drill hole with depth
350

DC-71 • Cordex drill hole with depth
430

BGB-17 ● Barrick drill hole with depth
940

White Knight Gold (USA), Inc.

Celt Property
Eureka Co., Nevada

FIGURE 3
Drill Holes Location Map

Compiled from Cordex, Barrick & Atlas data

| Sept. 2005 | K. Brook | 43-101 |

500 meters
1000 feet

10



Explanation

alluvium	Mississippian Webb Fm.
Tertiary Dacite & Rhyodacite	Devonian Woodruff Fm.
Pennsylvanian Garden Valley Fm.	Devonian Lower Plate Limestone

Ordovician Upper Plate Vinini Fm.

orebody

500 meters
1000 feet

White Knight Gold (USA), Inc.

Celt Property
Eureka Co., Nevada

FIGURE 4
Geology Map

Compiled Barrick Gold Exploration, 1997

| Sept. 2005 | K. Brook | 43-101 |



Tertiary volcanics
Andesite flows (Ta) and tuffs (Ts)
Ts/Ta
Ts
Ta
Unconformity
Upper Ordovician Vinini (Ovu)
varicolored cherts (vch), cherty argillites, shales (sh) and fissile shales (fsh), with minor limestones (ls) and quartzite.
Thrust sliver of Devonian shale and limestone
Dw
Barite Mine thrust
Ovu
vch
chert
vch
sh
sh
vch
Upper Ordovician Vinini (Ovu)
varicolored cherts (vch), cherty argillites, shales (sh) and fissile shales (fsh) and minor limestone (ls) with one or two horizons of quartzite (qtzite).
Thrust
ss
Middle Ordovician Vinini (Ovm)
turbidite sandstone (ss), sandy limestones (ls) and quartzite (qtzite) and siltstones (sls).
Ovm
sh
qtzite
sls & sh
ss
ls
Contact, unconformity or thrust
sh & sls
vch
fsh
Lower Ordovician Vinini (Ovl)
greenstone (gs), banded limestone–chert (ls), black fissile shales (fsh) and minor varicolored chert horizons (vch) and siltstones (sls).
Ovl
gs
ls
gs
Thrust
Thrust slice of Ordovician Vinini Formation
Ovm
Dw
Dwls
Dw
Devonian Woodruff Formation (Dw)
shales, chert and massive limestone. shales are contorted.
Roberts Mtns. thrust
Mw
Mw
Mississippian Webb Formation (Mw)
mudstones and cherts
Local thrust
Dls
Dls
Devonian limestone (Dls)
Devonian limestone includes Devil's Gate, Denay and McColley Formation.

White Knight Gold (USA), Inc.

Celt Property
Eureka Co., Nevada

FIGURE 5
Upper Plate Stratigraphy

from Eastwood, 1996

Sept. 2005	K. Brook	43-101


546000 E
548000 E
550000 E
552000 E
554000 E
556000 E
4411000 N
4409000 N
4407000 N
4405000 N
4403000 N
4401000 N
4399000 N
4397000 N
Explanation
rock chip Au >25 ppb, posted are > 100 ppb
soil Au >25 ppb, posted are > 100 ppb
soil anomalies Au > 15 ppb
N
500 meters
1000 feet
White Knight Gold (USA), Inc.
Celt Property
Eureka Co., Nevada
FIGURE 6
Gold Sample Location Map
Compiled from Cordex, Barrick & Atlas data
Sept. 2005
K. Brook
43-101



White Knight Gold (USA), Inc.

Celt Property
Eureka Co., Nevada

FIGURE 7
Compiled CSAMT Surveys
Interpretation Map

from WKR compilation

| Sept. 2005 | K. Brook | 43-101 |

There are no available reports on Barrick's activity, but it is known that they drilled eight RC holes on the Celt property, Figure 3 and Appendix B. No gold intercepts over 0.01 oz Au/ton were reported (WKR, 2005).

In 2002, WKG purchased an extensive collection of exploration data covering the area from the Gold Bar mine on the south to the Tonkin Spring mine on the north from Atlas. In 2003 WKR began staking in the area, and in 2004 completed staking the currently owned claim block.

In December of 2004, WKR and TCAI entered into an exploration agreement on the property. TCAI has completed data compilation and is remapping parts of the property prior to initiating an RC drilling program.

7.0   GEOLOGIC SETTING

7.1   Regional

The property lies within the southern part of the Battle Mountain – Eureka mineral belt, a northwest-trending alignment of active gold mines and exploration projects. These mines and projects are typically related to intrusive stocks, and erosional windows in the upper-plate of the Roberts Mountain thrust fault, which expose lower-plate carbonate rocks (Roberts, 1960).

This central portion of Nevada is characterized by northerly-trending mountain ranges separated by wide, alluvial-filled valleys. The ranges contain folded and faulted Paleozoic rocks and are often capped by extensive Tertiary volcanic flows. During the Late-Devonian to Early-Mississippian Antler orogeny, deep water, siliciclastic and submarine volcanic rocks were thrust eastward along the Roberts Mountain thrust onto the time-equivalent, carbonate, shelf-facies rocks. Upper-plate rocks are primarily cherts and shales of the Ordovician Vinini Formation. The lower-plate, carbonate units consist of the Silurian Lone Mountain Formation overlain by the Devonian McColley Canyon Formation, Denay Limestone, and Devils Gate Formation. In some locations, lower-plate carbonate rocks rest in fault contact upon the Vinini. This anomalous situation is credited to imbricate thrust blocks, younger thrusting or low-angle gravity faulting (Gesick, 1985).

In general, the southern Roberts Mountains are composed of large northwest-trending blocks of lower-plate, Devonian to Silurian, shallow-water, carbonate rocks surrounded by upper-plate, Ordovician to Mississippian, deep-water, clastic rocks. A series of prominent, northwest-trending, high-angle faults cuts the range. A set of less prominent, northeast-trending faults crosscuts the northwest-trending faults. The Northern Nevada Rift passes along the eastern edge of the southern Roberts Mountains. The rift zone is characterized by a swarm of mid-Miocene, bi-modal, basalt and rhyolite dikes and related extrusive rocks.

7.2   Property Geology

7.2.1   Stratigraphy

The project has two distinct litho-tectonic blocks separated by the Roberts Mountain thrust fault, a major, regional-scale structure. Outcrops on the Celt property are predominantly upper-plate rocks of the Vinini Formation, with some exposures of the Devonian Woodruff and Webb Formations in imbricate thrust sheets. There are scattered outcrops of lower-plate, carbonate rocks along the northwest-trending, range-front fault, Figure 4.   In the northern portion of the property, south of Jackass creek, lower-plate carbonate rocks rest in apparent thrust-fault contact upon the Vinini Formation. This anomalous situation is credited to imbricate thrust sheets, younger thrusting or low-angle gravity faulting (Gesick, 1985).

The upper-plate rocks comprise a highly deformed package of siliciclastic and minor carbonate rocks which were deposited on the continental slope and deeper basins. These rocks are Ordovician to Upper Devonian in age and consist of shales, cherts, quartzites, limestones and submarine volcanic rocks.   Detailed mapping by Cordex generated the upper-plate stratigraphic sections shown in Figure 5. This and other work in the area suggests the upper-plate rocks could be up to 3,000 feet- thick.

The lower-plate rocks consist of a thick section, 2,500 to 3,000 feet, of limestones and dolomites deposited in shallow water environments on the continental shelf and shallow bay to lagoonal environments. These rocks range from Silurian to Upper Devonian in age, and in the project area comprise, from oldest to youngest, the Lone Mountain Dolomite, McColley Canyon Formation, Denay Limestone, and the Devils Gate Limestone, Figure 8.

Cordex included the Mississippian Webb Formation and what was mapped as Devonian Woodruff Formation along with the Vinini in the upper-plate sequence. These three formations are lithologically very similar and are difficult to differentiate without fossil age dates.

7.2.2   Structure

There are three, major structural trends on the property: northwest, northeast and north. The northwest-trending structures are believed to reflect the general structural fabric of the Battle Mountain - Eureka mineral belt, and the northeast structures may be complimentary to the northwest set. Both the NE and the NW trends have controlled alteration and gold deposition in the project area, and are viewed as "older" structures. The northerly-trending faults appear to be relatively young basin-and-range features, which displace valley-fill sediments. Because of the stratigraphic and structural complexity of the Vinini Formation, it is often very difficult to determine the style or extent of displacement along structures in this unit.

The following structural history of the area is taken from a Mineral Resource Development Inc. (MRDI) report (1995) on the area prepared for Atlas. The area has



Ddg — Massive, cliff forming bindstones, framestones and floatstones with minor dolomitic grainstones near base; fossil rich reef facies with laminar and hemispheric stromatoporoids, amphipora and cladopora; Thickness +100 feet

Devils Gate Fm.

Limestone Reef Facies

Dud₃
Unit 3 — Interbedded medium to thick-bedded oolitic and pelloidal grainstones and fossiliferous rudstones, locally developed thin-bedded packstone, numerous local unconformities; abundant fossil fragments; particularly rudstones (stromatoporoids, brachiopods, amphipora and cladopora) Thickness 100 to 250 feet

Upper Denay Limestone

Fore Reef Slope Facies

Dud₂
Unit 2 — Thin-bedded mudstone, non-fossiliferous; Dud₂ is the primary host for the Gold Bar and Goldstone deposits. Thickness 20 to 120 feet

Dud₁
Unit 1 — Medium to thick-bedded dolomitic grainstone with basal rudstone, local crinoid rich beds; Thickness 100 to 200 feet

Dld — Thin to medium-bedded mudstones and wackestones, locally abundant brachiopods. Thickness +400 feet

Lower Denay Limestone

Basinal Facies

Dmc — Coils Creek Member: Medium to thick-bedded wackestone or packstone. The unit is medium gray and locally fossiliferous. Thickness 150 to 200 feet

McColley Canyon Fm.

Dmb — Bartine Member: Medium to thin-bedded dark to medium-gray limestone that weathers easily to a characteristic buff or yellow-orange color. Abundantly fossiliferous, the unit contains such diagnostic fossils as Eurekaspirifer or Favosites. The Bartine is the primary host for the Gold Pick, Gold Ridge, and Cabin Creek deposits. Thickness 300 to 380 feet

Dmk — Kobeh Member: medium to light gray, evenly-bedded dolomitic wackestone; locally silicified. The lower part of the Kobeh is generally dolomitic and contains silicified fossils. The upper part is typically a medium to dark gray dolomitic mudstone or wackestone. Thickness 90 to 100 feet

Slm — Massive white to light dolomite with coarse-grained sugary texture Thickness +1500 feet

Lone Mtn. Dolomite

DOLOMITIC LIMESTONE

DOLOMITE

FRAMESTONE, BINDSTONE and BAFFLESTONE

RUDSTONE

GRAINSTONE

OOLITIC GRAINSTONE

PACKSTONE

WACKESTONE and MUDSTONE

White Knight Gold (USA), Inc.

Celt Property
Eureka Co., Nevada

FIGURE 8
Lower Plate Stratigraphy

from Atlas, 1996

| Sept. 2005 | K. Brook | 43-101 |

been subjected to Oligocene deformation with NNE-directed compression and horizontal extension at right angles to this axis. This event generated strike-slip, thrust, high-angle reverse, and normal faults in the area. Strike slip faults occur as NNW-trending dextral faults and ENE-trending sinistral faults. Extensional fractures are typically N35^{o}E. These faults have served as the principal feeder zones for mineralization. Complex zones of crushing are generated where the major feeders cross and these zones could host high-grade mineralized chimneys.

7.2.3 Alteration

Hydrothermal alteration, which may be associated with gold mineralization is found in both upper- and lower-plate rocks. Noted alteration in the Vinini Formation comprises silicification, quartz veinlets and iron oxide staining from the oxidation of sulfides. Many outcrops of the Vinini rocks contain syngenetic pyrite, which creates a great deal of iron oxide staining unrelated to gold deposition. Lower-plate rocks contain many small outcrops of jasperoid, which were formed when zones in carbonate rocks were completely replaced by silica. Most of these jasperoids are structurally controlled, and many occur along the range-front fault zone.

8.0 DEPOSIT TYPES

There are no defined gold deposits on the property, but large, low-grade, stratigraphically controlled and smaller, high-grade, structurally controlled gold deposits are both viable deposit types to explore for on the property. The possible presence, as well as the size of either deposit type, is controlled in part by the following:
- A source for gold-bearing fluids;
- A suitable plumbing system to transport the fluids;
- The vertical and horizontal extent of appropriate temperature and pressure conditions for gold deposition;
- The availability of depositional sites for the gold in either structurally prepared rocks or chemically reactive rocks;
- The amount of gold in the hydrothermal fluids;
- The length of time the fluids are in contact with the rocks;
- The number of pulses of mineralizing fluids passing through the rocks.

The model for the lower-grade deposit requires gold-bearing, hydrothermal fluids to circulate through a large volume of structurally prepared or chemically receptive rocks. When appropriate temperature and pressure conditions are encountered, the gold is precipitated from the solution into the rock. Pathfinder elements such as arsenic, antimony and mercury occur with the gold but have also been observed to generate a broad halo around the gold mineralization

The high-grade deposit model requires the gold-bearing, hydrothermal fluids to be restricted to major structural conduits such as faults. Where appropriate temperature and pressure conditions for gold deposition occur, the metal precipitates from the solution.

High-grade vein deposits usually show banded mineralization, which is evidence for multiple pulses of mineralizing fluids.

During the operation of the Gold Bar mine, located 6,500 feet southwest of the property, the Atlas staff at the mine developed models for the styles of mineralization found at the mine. Although some of the individual deposits around Gold Bar exhibit more structural control than others, all of the mineralization found by Atlas is classified as sediment-hosted, "Carlin-type" (Atlas,1996). This type of gold deposit is characterized by the following:
- Localization by a combination of structural and stratigraphic controls;
- Micron size gold:
- A distinct geochemical signature of As, Hg, Sb;
- Hydrothermal alteration suite comprising:
    - Silicification – jasperoid
    - Decalcification of carbonate sediments – remobilized calcite
    - Remobilized carbon.

The geologic, geochemical and geophysical databases for the property are permissive for the existence of Carlin-style gold deposits in certain stratigraphic units of the lower-plate rocks, which may not be exposed at surface or are covered by unmineralized upper-plate rocks, and alluvium.   This concept of covered mineralization is the basis for WKR's exploration of the property. WKR's efforts to discover a covered, Carlin-style gold deposit are based on the following:
- The existence of structurally controlled, Carlin-style gold deposits in lower-plate rocks in the Gold Bar mine and other deposits adjacent to the property;
- Geologic and geophysical evidence indicating that similar structures and rocks occur in covered portions of the property;
- Geochemical evidence that a gold-bearing, hydrothermal system has deposited anomalous gold values in altered rocks along the range-front fault zone.

9.0   MINERALIZATION

The western portion of the property is covered with post-mineral alluvium. The eastern portion of the property is predominantly upper-plate cherts and shales of the Vinini Formation with some exposures of lower-plate rocks. Soil and outcrop samples have produced some locally anomalous gold and pathfinder element values in brecciated, silicified upper-plate rocks, and in jasperoids developed in lower-plate rocks. This is discussed in the History section of this report.

10.0   EXPLORATION BY ISSUER

As of the date of this report, WKR has completed data collection, compilation and interpretation for geophysical surveys on the property.   Regional airmag data were purchased through a contract agreement with Pearson, deRidder and Johnson, an industry-recognized provider of geophysical data, gravity readings were collected from 328 stations by consulting geophysicist Tom Carpenter, Zonge Geosciences reinterpreted the existing CSAMT data, and Quantech collected magneto-telluric data during the 2004 field season.

Airmag Survey – Figure 9 shows the generalized results of the airmag survey. The eastern portion of the property is underlain by rocks which do not generate a significant magnetic response. The magnetic high in the western portion is attributed to buried Tertiary volcanics.

Gravity survey - Figure 10 shows the results of 328 gravity reading stations collected on the property. Each station was leveled by post-processing with a differential Leica GPS system and corrected by free-air, simple Bouger and Terrain corrections. Paleozoic limestones and dolomites as well as the Vinini Formation typically have a greater density that volcanics or alluvium and consequently show up as the northwest-trending gravity high in the central portion of the property.

Compiled CSAMT surveys – Figure 11 shows the interpreted depth to lower plate rocks based on CSAMT and MT data.

These data sets have been deemed acceptable to WKR by their geophysicist (Rasmussen, 2004). These data have been evaluated and incorporated into WKR's exploration model for the property, Figure 12, which is WKR's interpreted geologic section showing structurally and stratigraphically controlled gold targets.

11.0   DRILLING

To date, no exploration drilling has been undertaken by WKR on the property. The results from previous drilling on the property by other companies has been discussed in the History section of this report, and a compilation of all the drill holes is included in Appendix B.   All drilling on the property has been RC, and typical procedures are to collect samples of the cuttings coming from the hole on five-foot intervals. The entire sample travels up the interior of the drill pipe and is discharged into a steel cyclone and is then passed through a rotary splitter, where approximately 10 pounds of cuttings are collected and placed in a labeled bag. The bags are then sent to an assay lab for analysis.

12.0   SAMPLING AND APPROACH

All of the sampling data available for review by the Author were generated by companies other than WKR. No knowledge of the sampling procedures utilized by these other companies was available. Maps showing sample site locations and assay values for gold and pathfinder elements are available and have been incorporated into WKR's exploration model and reviewed for this report. As these data were collected by recognized mining or exploration companies, the Author has accepted the results as presented except for the



96.7
64.4
49.8
36.4
26.1
17.5
11.7
7.4
3.6
0.2
-3.1
-6.2
-8.6
-10.5
-12.4
-14.2
-15.8
-17.7
-19.5
-21.5
-23.2
-24.9
-27.0
-29.2
-31.3
-34.6
-38.3
-43.4
-48.5
-55.2
-62.4

nanoteslas

1 km

Contour Interval 2 nanoteslas

White Knight Gold (USA), Inc.

Celt Property
Eureka Co., Nevada
FIGURE 9
Reduced to Pole Airmag

from Rasmussen, 2004

| Sept. 2005 | K. Brook | 43-101 |



4.8
4.4
4.1
3.7
3.5
3.3
3.0
2.8
2.6
2.3
2.1
1.9
1.7
1.5
1.4
1.2
1.0
0.9
0.7
0.5
0.3
0.2
0.0
-0.2
-0.5
-0.8
-1.1
-1.5
-1.9
-2.3
-3.0

milligals

1 km

Contour Interval 0.25 milligals

White Knight Gold (USA), Inc.

Celt Property

Eureka Co., Nevada

FIGURE 10

Residual Gravity

from Rasmussen, 2004

| Sept. 2005 | K. Brook | 43-101 |







White Knight Gold (USA), Inc.

Celt Property
Eureka Co., Nevada
FIGURE 11
CSAMT and MT Comparison

from Rasmussen, 2004

Sept. 2005   K. Brook   43-101


Tv
Ov
Ddg
Ov
Dud_3
Dud_2
Dud_1
Dld
Dm
Au Targets
Qal Alluvium
Tv Tertiary Dacite and Rhyodacite
Ddg Devonian Devils Gate Fm
Dud_3 Devonian Unit 3 – Upper Member Denay Fm
Dud_2 Devonian Unit 2 – Upper Member Denay Fm (best Au host)
Dud_1 Devonian Unit 1 – Upper Member Denay Fm
Dld Devonian Lower Member Denay Fm
Dm Devonian McColley Canyon Fm including Coils Creek, Bartine and Kobeh Members
Ov Ordovician Upper Plate Vinini Fm.
300m
White Knight Gold (USA), Inc.
Celt Property
Eureka Co., Nevada
FIGURE 12
Interpreted Geologic Section
from Rasmussen, 2004
Sept. 2005
K. Brook
43-101

previously mentioned caveat regarding the Cordex soil sample data. As none of the soil sample data is used for basing recommendations in this report, the caveat is not considered a significant issue.

13.0   SAMPLE PREPARATION, ANALYSIS AND SECURITY

All of the sample assay data available for review by the Author were generated by recognized, assay laboratories.   The Author has no knowledge of sample preparation, analysis and security for these historic samples, but has no reason to doubt the accuracy and validity of the data presented.

14.0   DATA VERIFICATION

The Author has no knowledge of the Quality Control and data verification procedures utilized by the mining and exploration companies, which have previously worked on the property. None of the previously collected surface or drilling samples was available for verification, but the Author has no reason to question the accuracy and validity of the data available for review on this project, with the noted Cordex exception.

The Author did collect five, surface, rock-chip samples from altered areas along the range-front fault zone, where TCAI had collected anomalous samples in 2005. Approximately one pound of rock chips were collected for each sample, which was kept in the Author's possession and delivered in person to American Assay Laboratories in Reno, Nevada.   The samples were dried, crushed, split and analyzed for gold and silver with standard one-assay-ton, fire assay techniques. An additional sample pulp was prepared for acid digestion and analyzed for multiple elements by standard induction coupled plasma (ICP) techniques. Results for these samples are shown in Table 1 and substantiate the presence of highly anomalous gold values in surface rocks in this area.

TABLE 1 - Surface Samples						
CL Sample #	UTM N	UTM E	Description	Au ppb	Ag ppm	ppb Au by Teck/Com
923-01	4,407,013	548,407	Gray, brecciated,(DG?) limestone with red-brown jasperoid zone	3314	0.80	5,020
923-02	4,406,954	548,437	on SE trend from 01, select, silicified gossan-jasperoid	1878	1.00	no sample
923-03	4,406,713	548,527	trench, minor feox stained N10W, 44SW shears in gray limestone	66	<0.02	821
923-04	4,406,238	548,718	trench, feox stained siltstone between DG and OV	18	2.50	no sample

| 923-05 | 4,407,033 | 548,371 | NW extension of 01 zone | 336 | <0.02 | no sample |

15.0   ADJACENT PROPERTIES

The property is located on the well known Battle Mountain-Eureka mineral belt, and there are adjacent properties which have had historic gold production. The property lies approximately 6,500 feet east of the Gold Bar mine, and about 8,000 feet west of the Gold Stone, Gold Ridge and Gold Pick deposits, Figure 2.   The Tonkin Springs mine is approximately six miles north of the property, Figure 1.   Knowledge of the stratigraphic position and the structural features, which control their location of the gold ore zones in these deposits are crucial to the successful exploration of the property. Information presented on the Gold Bar, Gold Stone, Gold Ridge, Gold Pick, and Tonkin Springs mines is for geologic comparison with the Celt property, **and this information is not necessarily indicative of the mineralization on the property.**

15.1   Gold Bar Mine

In the summer of 1983, Atlas Precious Metals of Denver Colorado started regional reconnaissance in the southern Roberts Mountains and found hydrothermally altered rocks, which contained anomalous gold values (Atlas, 1996). One of three holes drilled in the fall of 1983 to test these anomalies intersected five feet of 0.13 oz Au/ton, and a follow up drilling program in 1984 discovered the Gold Bar deposit. Continued exploration resulted in the discovery of satellite ore bodies including the Goldstone, Gold Ridge, Gold Canyon and Gold Pick deposits located east of the Gold Bar deposit. Atlas maintained an aggressive exploration and claim staking program and at one time held 3,204 unpatented claims. Atlas mined 3,986,000 tons at a grade of 0.08 oz Au/ton from 1987 until 1994 from the Gold Bar open-pit mine. Almost all of the ore was milled in a carbon-in-leach mill with a capacity of 3,200 tons per day.

The Gold Bar deposit is located on a northwesterly-trending horst block of Devonian limestone and Tertiary volcanic rocks, which is surrounded by thick alluvium to the east and west. The ore zone was typically less than 75 feet-wide and was localized along a NNW-trending, steeply dipping feeder structure. Host rocks for the gold deposits are the Bartine Member of the McColley Canyon Formation and 'Unit 2" of the Upper Denay Limestone. Both units are well bedded limestones with good porosity and permeability.

At the Gold Bar deposit, alteration in the ore zone comprises silicification (jasperoid), decalcification, carbon remobilization and calcite veining (Atlas, 1996). Although all of the known gold deposits have associated jasperoids, not all of the jasperoids in the area are associated with gold deposits. Decalcification is most frequently associated with ore deposition and creates soft, punky rock. The calcium carbonate removed during the alteration process is often deposited updip of mineralization as calcite veins, pods and irregular replacement zones. MRDI (1995) reported that all gold occurrences in the

26

district are characterized by high-angle structural control, and that stratigraphic controls, where present, are subordinate.

15. 2   Gold Stone, Gold Ridge, Gold Pick Deposits

These three deposits are collectively referred to as the "Satellite Deposits" by Atlas and were discovered by Atlas during their exploration around the Gold Bar mine (Atlas, 1994). These deposits are hosted by Unit 2 in the Upper Denay Limestone and by the Bartine Member of the McColley Canyon Formation. On a district scale, northwest-trending structures control mineralization, but in these deposits there are clearly northeast-trending feeder structures which locally control mineralization.

Atlas mined the deposits and processed the ore at their Gold Bar mine facility. Atlas (1994) reported mining the following tonnage and grade from the deposits.
- Gold Pick, 718,000 tons @ 0.074 oz Au/ton
- Goldstone, 983,000 tons @ 0.083 oz Au/ton
- Gold Ridge, 1,361,000 tons @ 0.071 oz Au/ton.

15.3   Tonkin Springs

The following description of the Tonkin Springs gold deposit is taken from Gesick (1985).   Several, small, Carlin-type gold deposits are located on the east flank of the Simpson Park Mountains just north of Tonkin Summit. This range becomes the Roberts Mountains south of Tonkin Summit. Mineralization occurs in structurally prepared areas at the junction of high-angle fractures and low-angle fault breccias. Structurally controlled gold zones typically trend north-northwest or east-northeast. Ponding of hydrothermal solutions within structurally prepared areas adjacent to argillically altered intrusive rocks appears to have controlled gold deposition.

Mineralization is localized in the lower, Telephone Member of the Vinini Formation. This unit comprises thin to medium-bedded, gray, blocky, sandy to silty, shaley-parting carbonates along with black shales. Petrographic studies show the following alteration paragenesis in carbonate rocks:
- Decalcification;
- Silicification, jasperoid development;
- Silica veinlets with gold and sulfide minerals;
- Calcification with realgar , orpiment, cinnabar and barite;
- Microfracturing;
- Carbonatization.

Bac Tech Mining Corporation (2004) has completed a 43-101 compliant feasibility study for the Tonkin Springs mine which states there is a total measured and indicated sulfide and oxide mineral resource estimate of 29,672,000 tons at a grade of 0.043 oz Au/ton.

16.0   OTHER RELEVANT DATA AND INFORMATION

The Author is not aware of any other available data that bear directly on the exploration potential of the property.

17.0   INTERPRETATION AND CONCLUSIONS

The Celt property is an early-stage gold exploration project located on the Battle Mountain-Eureka mineral belt. The western portion of the property is covered with alluvium. Exposures of upper-plate Vinini Formation in the eastern portion of the property contain NNW- and ENE-trending structures. There are small antimony prospects in the Vinini rocks, which indicate that hydrothermal fluids have migrated upward through the underlying, carbonate rocks. The favored host rocks for Carlin-type gold deposits in this area are Devonian carbonates, which are exposed along the northwest-trending, range-front fault zone in the central portion of the property. These potential host rocks might be found west of the range-front fault zone as down dropped blocks under the alluvium. It is also likely that these favorable rocks occur below the upper-plate Vinini rocks on the property.

Sufficient gravity, CSAMT and magnetic surveys have been conducted on the property to outline what appear to be structural horsts of higher density, carbonate, rocks occurring beneath the Vinini Formation in the eastern portion of the property.   The horsts are bounded on the west by the range-front fault zone and there are other, parallel, northwest-trending structures mapped in the upper-plate rocks. These structural features are deemed related to the Battle Mountain-Eureka mineral belt. They are also viewed as possible channelways for gold-bearing, hydrothermal solutions, which could have created gold deposits in favorable, carbonate host rocks. Primary exploration targets will be exposures of altered, lower-plate, carbonate rocks found along the range-front fault zone. Secondary exploration targets will be the structural horsts of carbonate rocks under the upper-plate Vinini rocks. Previous drilling on the property has been wide spaced and often not deep enough to reach favorable host rocks, and many targets remain untested.

18.0   RECOMMENDATIONS

Previous work by WKR and TCAI comprising geologic mapping, soil and outcrop sampling, and the collection of gravity and magneto-telluric data have been compiled and evaluated. These data indicate the geologic character of the Celt property is sufficiently promising to warrant recommending an exploration and RC drilling program. The program will consist of permitting and bonding for the drilling program, drilling 10, 1,000 foot-deep RC holes, assaying the drill cuttings, and holding costs for 608 claims.

Estimated cost of the program is $416,168. A detailed budget for the project is included in appendix C at the end of this report.

Respectfully submitted



REGISTERED GEOLOGIST
DOYLE KENNETH
BROOK JR.
9-23-05
3669
STATE OF CALIFORNIA

Doyle Kenneth Brook jr.

REFERENCES

Atlas Corporation, 1994, Gold Bar claim block, Eureka County, Nevada, exploration program, unpublished company report.

Atlas Corporation, 1996, Gold Bar Review, unpublished company report.

Bac Tech Mining Corporation, 2004, press release dated May 4, 2004 on positive feasibility study for Tonkin Springs mine.

DeLong, R. 1996, Geology and ore deposits of Northwestern Nevada, Geological Society of Nevada Special Publication #24.

Eastwood, D., 1996, Dry Canyon Project, Eureka   County, Nevada, Geologic summary Report – 1996, unpublished Cordex Exploration report.

Felling, R. A., 1995, McClusky Pass Project - Second Quarter 195 Progress Report; Battle Mountain Gold Company private report.

Gesick, T. E., 1985, Tonkin Springs gold Deposits: Their Structural Setting; Bulk Mineable Precious Metal Deposits of the Western United States, Guidebook for Field Trips pp.305 – 315.

Leask, J.M., 2005, Technical Report on The Cottonwood Property, Eureka County, Nevada, USA; White Knight Gold report.

Mineral Resource Development Inc., 1995, Gold Bar District, Atlas Gold Corporation unpublished report.

Rasmussen, H., 2004, Interpretation of Combined Gravity, Airmag and MT Data at Celt Property; White Knight Gold (U.S.) Inc. private report.

Roberts, R. J., 1960, Alinements of mining districts in north-central Nevada: U.S. Geological Survey Professional Paper 400-B, p. B17-B19.

White Knight Gold (U.S.) Inc., 2005, project data compilation.

DESERT VENTURES, Inc.
2305 Pleasure Dr.
Reno, Nevada 89509

CERTIFICATE of AUTHOR

I, Doyle Kenneth Brook Jr., a Registered Professional Geologist, hereby certify that:

1. I am currently the President of:
   Desert Ventures Inc., a private Nevada corporation
   2305 Pleasure Dr.
   Reno, Nevada 89509

2. I have a B.Sc. degree in geology from the University of Texas at Austin, 1967, and a M.Sc. degree in geology from the University of Arizona, 1974.

3. I am a registered consulting geologist in the states of California (#3669) and Arizona (#16770).

4. I have been engaged in my profession as a geologist since 1969 and have been employed by mining companies and others as a consulting geologist since 1977.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("N43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and pas relevant work experience, I fulfill the requirements to be a "qualified person" for the purpose of NI 43-101.

6. I am responsible for the preparation of the technical report titled " Summary Report for the Celt Property, Eureka County, Nevada" and dated September 23, 2005 (the "Technical Report") relating to the McClusky – Tonkin Summit property. I visited the property on September 23, 2005.

7. I have not had prior involvement with the property that is the subject of the Technical Report.

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9. I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10. I have read National Instrument 43-101 and Form 43-101Fl, and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public of the Technical Report.

Dated in Reno, Nevada this 23 day of September, 2005



Doyle Kenneth Brook Jr.

REGISTERED GEOLOGIST
DOYLE KENNETH BROOK JR.
9-23-05
3669
STATE OF CALIFORNIA

APPENDIX A

Claim Name	BLM Serial No.	County	Book	Page
KILT 1	852265	Eureka	367	298
continuous through	Through			through
KILT 47	852311	Eureka	367	344
KILT 50	852314	Eureka	367	347
continuous through	Through			through
KILT 64	852328	Eureka	367	361
CELT 1	852329	Eureka	367	228
continuous through	through			through
CELT 19	852347	Eureka	367	246
CELT 20 amended	852348	Eureka	378	220
CELT 21	852349	Eureka	367	248
continuous through	through			through
CELT 70	852398	Eureka	367	297
COT 1	872489	Eureka	383	374
continuous through	through			through
COT 12	872500	Eureka	383	385
COT 13 amended	872501	Eureka	393	078
COT 14	872502	Eureka	383	387
COT 15 amended	872503	Eureka	393	079
COT 16	872504	Eureka	383	389
COT 17 amended	872505	Eureka	383	080
COT 18	872506	Eureka	383	391
COT 19 amended	872507	Eureka	383	081
COT 20	872508	Eureka	383	393
COT 21 amended	872509	Eureka	383	082
COT 22	872510	Eureka	383	395
continuous through	through			through
COT 121	872609	Eureka	383	494
KEL 1	867814	Eureka	381	211
continuous through	through			through
KEL 136	867949	Eureka	381	346
KEL 138	885194	Eureka	402	074
KEL 139	885195	Eureka	402	075
KEL 140	885196	Eureka	402	076
KEL 141	867950	Eureka	381	347

continuous through	through			through
KEL 148	867957	Eureka	381	354
CSAMT 1	886830	Eureka	402	216
continuous through	through			Through
CSAMT 66	886895	Eureka	402	281
CSAMT 67	876631	Eureka	393	149
continuous through	through			Through
CSAMT 78	876642	Eureka	393	160
CSAMT 79	886896	Eureka	402	282
continuous through	through			Through
CSAMT 86	886903	Eureka	402	289
CSAMT 87	876651	Eureka	393	169
continuous through	through			Through
CSAMT 91	876655	Eureka	393	173
CSAMT 92	886904	Eureka	402	290
CSAMT 93	886905	Eureka	402	291
CSAMT 94	886906	Eureka	402	292
CSAMT 95	886907	Eureka	402	293
AMT 1	878790	Eureka	395	179
continuous through	through			Through
AMT 77	878860	Eureka	395	249
ASS 1	885133	Eureka	402	013
continuous through	through			Through
ASS 42	885174	Eureka	402	054

APPENDIX B

TABLE 1 CELT Property Drill Hole summary					
Hole ID	Depth	Dip	Company	Year	Au values
CC-1	450	-90	Atlas	1984	15 ' 0.061 (265')
CC-2	150	-90	Atlas	1984	5' 0.009 (125')
CC-3	140	-90	Atlas	1984	5' 0.075 (30')
CC-4	430	-90	Atlas	1984	Anomalous
CC-5	450	-90	Atlas	1984	Anomalous
CC-6	150	-90	Atlas	1984	NSV
CC-7	240	-90	Atlas	1984	5' 0.006 (85')
CC-8	310	-90	Atlas	1984	Anomalous
CC-9	350	-90	Atlas	1984	15' 0.005 (10')
CC-10	345	-90	Atlas	1984	Anomalous
CC-11	345	-90	Atlas	1984	NSV
CC-12	205	-90	Atlas	1984	NSV
CC-13	350	-90	Atlas	1984	NSV
CC-14	280	-90	Atlas	1984	Anomalous
CC-15	210	-90	Atlas	1984	Anomalous
CC-16	380	-90	Atlas	1984	Anomalous
CC-17	350	-90	Atlas	1984	5' 0.005 (15')
CC-18	450	-90	Atlas	1984	Anomalous
CC-19	450	-90	Atlas	1984	Anomalous
CC-20	210	-90	Atlas	1984	Anomalous
CC-21	185	-90	Atlas	1984	No Geochem data
CC-22	305	-90	Atlas	1984	5' 0.005 (140')
CC-23	300	-90	Atlas	1984	Anomalous
CC-24	385	-90	Atlas	1984	Anomalous
CC-25	385	-90	Atlas	1984	Anomalous
CC-26	220	-90	Atlas	1984	NSV
CC-27	240	-90	Atlas	1984	Anomalous
CC-28	300	-90	Atlas	1984	Anomalous
CC-29	230	-90	Atlas	1984	Anomalous
CC-37	350	-90	Atlas	1985	NSV
CC-38	350	-90	Atlas	1985	NSV
CC-39	320	-90	Atlas	1985	10' 0.005 (185')
CC-40	330	-90	Atlas	1985	Anomalous
CC-44	350	-90	Atlas	1985	Anomalous
CC-45	245	-90	Atlas	1986	Anomalous
CC-46	350	-90	Atlas	1986	Anomalous
CC-47	350	-90	Atlas	1986	Anomalous
CC-48	245	-90	Atlas	1986	Anomalous
CC-49	300	-90	Atlas	1986	5' 0.007 (100')
CC-50	385	-90	Atlas	1986	Anomalous
CC-51	260	-90	Atlas	1986	Anomalous
CC-52	350	-90	Atlas	1986	Anomalous
CC-53	300	-90	Atlas	1986	5' 0.005 (55')

CC-54	350	-90	Atlas	1986	NSV
CC-55	350	-90	Atlas	1986	Anomalous
DC-14	465	-90	Cordex	1995	Anomalous
DC-18	800	-90	Cordex	1995	Anomalous
DC-25	705	-90	Cordex	1995	Anomalous
DC-55	605	-90	Cordex	1996	Anomalous
DC-61	605	-90	Cordex	1996	Anomalous
DC-62	605	-90	Cordex	1996	NSV
DC-63	800	-90	Cordex	1996	NSV
DC-65	705	-90	Cordex	1996	NSV
DC-66	500	-90	Cordex	1996	Anomalous
DC-67	405	-90	Cordex	1996	Anomalous
DC-68	295	-90	Cordex	1996	NSV
DC-69	505	-90	Cordex	1996	NSV
DC-70	505	-90	Cordex	1996	Anomalous
DC-71	430	-90	Cordex	1996	NSV
BGB-13	985	-90	Barrick	1997	5' 0.006 (245)
BGB-15	1000	-90	Barrick	1997	NSV
BGB-17	940	-90	Barrick	1997	Anomalous
BGB-18	1120	-90	Barrick	1998	10' 0.007 (1100')
BGB-27	1140	-90	Barrick	1998	Anomalous
BGB-32	1715	-90	Barrick	1998	No Geochem data
BGB-39	1540	-90	Barrick	1998	Anomalous
BGB-41	1510	-90	Barrick	1998	Anomalous
GB-15			Atlas?		No Geochem data
GB-16			Atlas?		No Geochem data

APPENDIX C

Celt Property Budget Proposal

Drilling

RC - 10 @ 1000'	10000	foot	$25	$250,000	
roads/pads	10	pad	900	$9,000	
Geochemistry Au fire assay	10000	foot	$3	$30,000	
multi-element ICP	10000	foot	$0.50	$5,000	
Supplies				$1,000	
rig sitting - contract	47	days	$500	$23,500	
rig sitting - in house	10	days	$450	$4,500	
					$323,000

Reclamation	$9,000	**$9,000**

Permitting

NOI	$3,000	
Bonding	$9,000	
		$12,000

Land

BLM /County fees	608	claims	$133.50	$81,168	

	$81,168

TOTAL PROJECT	**$416,168**